Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2013	2012	2011	2010	2009
Earnings, as defined:
Pretax income from continuing operations	$1,432,210	$1,355,402	$1,309,690	$1,188,591	$1,056,838
Add: Fixed charges	686,258	734,564	725,375	708,529	705,740
Add: Dividends from unconsolidated subsidiaries	36,416	33,470	34,034	32,538	29,059
Deduct: Equity earnings of unconsolidated subsidiaries	30,020	29,971	30,527	29,948	24,664
Total earnings, as defined	$2,124,864	$2,093,465	$2,038,572	$1,899,710	$1,766,973
Fixed charges, as defined:
Interest charges	$575,199	$601,582	$591,098	$577,291	$561,654
Interest charges on life insurance policy borrowings	245	310	332	372	324
Interest component of leases	110,814	132,672	133,945	130,866	143,762
Total fixed charges, as defined	$686,258	$734,564	$725,375	$708,529	$705,740
Ratio of earnings to fixed charges	3.1	2.8	2.8	2.7	2.5